Exhibit 99.1

Bona Announces Film Slate for Remainder of 2012 and 2013

BEIJING — December 14, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its slate of domestic releases for the remainder of 2012 and its expected slate for 2013. Highlights include year-end 2012 release The Last Tycoon as well as 2013 releases The Grandmaster, The Grey-Hair Witch and Tracks in the Snowy Forest.

Holiday Season Highlighted by Two Potential Blockbuster Films:

The Last Tycoon, directed by Wong Jing and starring Chow Yun-Fat and Sammo Hung, is an action film that tells the story of prominent organized crime figures in Shanghai in the 1930s. This highly anticipated film has compelling source material, a first-rate director and an all-star cast. It premiered as the opening film at the Singapore International Film Festival on December 4, 2012 and is expected to premiere in China around December 22, 2012.

The Grandmaster, directed by Wong Kar Wai and starring Tony Leung and Ziyi Zhang, is a biopic focusing on the life of Ip Man, a legendary martial artist and master of Wing Chun, whose students included Bruce Lee and many others. Originally slated for December 2012, The Grandmaster is now tentatively scheduled for release in early January 2013 and is expected to be another top box office performer this holiday season.

A Robust Pipeline for 2013:

Planned major 2013 releases currently in production or post production include:

•                      Courtroom drama Christmas Rose, produced by Jacob Cheung and Tsui Hark, directed by Charlie Young and starring Aaron Kwok

•                      Action film MMA, directed by Dante Lam and starring Nick Cheung and Eddie Peng

•                      Action comedy Princess and 7 Kung Fu Masters, directed by Wong Jing and starring Sammo Hung, Eric Tsang and Sandra Ng

•                      Romantic comedy My Lucky Star, directed by Dennie Gordon and starring Ziyi Zhang and Leehom Wang

•                      3D action thriller Inferno, directed by Oxide & Danny Pang and starring Sean Lau, Louis Koo and Angelica Lee

•                      3D martial arts film, The Grey-Hair Witch, directed by Jacob Cheung and starring Xiaoming Huang and Bingbing Fan

Major films in pre-production, tentatively slated for release in 2013 include:

•                      Epic drama Tracks in the Snowy Forest, a highly anticipated 3D remake of a well-known 1960s film directed by Tsui Hark and produced by Jianxin Huang

•                      Action film City of Gambler (tentative title), directed by Wong Jing and produced by Andrew Lau

•                      Police action film The Cartel War, directed by Benny Chan

•                      Corporate action film Overheard 3, produced by Derek Yee, co-directed by Alan Mak and Felix Chong and starring Sean Lau, Louis Koo and Daniel Wu

“We have confidence that The Last Tycoon and The Grandmaster will garner significant excitement and anticipation during the upcoming holiday season, as each has unique blockbuster characteristics which should drive solid box office performance,” said Bona’s Founder, Chairman and CEO, YU Dong. “Looking ahead, we have a solid pipeline in 2013 with over 10 films, many of which we believe have strong commercial appeal and box office potential. We believe our 2013 film slate will establish the foundation for continued growth across our business in the coming year as we leverage our leading production and distribution capabilities while continuing to develop our theater business.”

Bona Film Group Limited

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates fifteen movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com